Filed pursuant to Rule 424 (b)(3)
                                                      Registration No. 333-75512


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBURARY 11, 2002)


                            RELM WIRELESS CORPORATION

           UNITS COMPOSED OF ONE SHARE OF COMMON STOCK AND ONE COMMON
             STOCK PURCHASE WARRANT, TO BE ISSUED UPON EXERCISE OF
                             NON-TRANSFERABLE RIGHTS

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Closing of Subscription Rights Offering

     The subscription rights expired at 5:00pm on March 18, 2002. The closing bid price of our common stock on March 18, 2002, was $1.00. As a result of the bid price of our common stock closing below $1.01, the price per unit has been reduced from $1.01 to $0.90, which represents 90% of the closing bid price on March 18, 2002. As a result of this re-pricing, the total number of units offered has been increased from 2,500,000 to 2,775,000. Consequently, the total number of units each equity holder who subscribed for rights will receive, to the extent accepted by the us, will equal the total subscription amount paid by such subscriber, divided by $0.90, rounded down to the nearest whole number, with any excess being refunded to you.

     Relm's equity holders subscribed to purchase a total of 263,092 units, which number was adjusted to approximately 292,324 units as a result of the re-pricing. The company's standby underwriter, Noble International Investments, Inc., has agreed to purchase the remaining 2,457,676 units on the terms and conditions described in the prospectus.

     On March 8, 2002, Noble International Investments, Inc. declared that the units be separated on March 21, 2002. Because Noble International Investments, Inc. made this declaration prior to the issuance of the units, units will not be issued. Instead, each subscriber will receive one share of our common stock and one common stock purchase warrant to purchase one share of our common stock for each unit such subscriber was otherwise entitled to receive. The exercise price of each warrant will be $1.08, which represents 120% of the unit subscription price. The warrants will trade on the Over-the-Counter Bulletin Board under the symbol RELMW, become exercisable on February 12, 2002 and expire on February 12, 2006.

Additional Risk Factor - Over-the-Counter Bulletin Board Listing of Warrants

     In order for our warrants issued upon the separation of our units to be eligible for quotation on the Over-the-Counter Bulletin Board, we must be in continued compliance with the standards prescribed by the OTC Bulletin Board. We must remain current on all filings required by the Securities and Exchange Commission and all other applicable regulatory authorities. To remain eligible, we must also provide reportings of key events to the OTC Bulletin Board. Any lapse in providing such reportings, or filings to the applicable regulatory authority might result in our warrants no longer being eligible for quotation. The OTC Bulletin Board is not a listing service, but only provides quotation services for eligible securities. The ability to trade our warrants is conditioned upon a market maker being present to facilitate the trade and to create the market for the warrants. If we no longer are in compliance with the requirements of the OTC Bulletin Board, there would be no forum in which the price for the warrants will be quoted. Without such a forum, the market for the sale and exchange of our warrants would be materially adversely affected. These effects could materially adversely affect the trading market, liquidity and prices of our warrants, as well as our ability to issue additional securities or to secure financing.



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               THIS PROSPECTUS SUPPLEMENT IS DATED MARCH 22, 2002